Calculation of the Registration Fee

Title of Each Class of Securities	Maximum Aggregate Offering
Offered	Price	Amount of Registration Fee(1)(2)
Notes	$300,000,000.00	$11,790.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $11,790.00 is offset against the registration fee due for this offering and of which $1,140,307.25 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 687 dated February 19, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (the “Prospectus Supplement”) (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0DY0

ISIN:	US5252M0DY09

Specified Currency:	Principal:	U.S. Dollars

	Interest:	U.S. Dollars

Principal Amount:	$300,000,000

	Total	Per Note
Issue Price:	$300,000,000	100.000%
Agents’ Commission:	$375,000	0.125%
Proceeds to Lehman Brothers Holdings Inc.:	$299,625,000	99.875%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agents:	Lehman Brothers
DZ Financial Markets
Harris Nesbitt

Agent’s Capacity:	☒ As principal	☐ As agent

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	February 19, 2008

Issue Date:	February 20, 2008

Stated Maturity Date:	March 10, 2009

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☒	Fixed Rate Note

	Interest Rate per Annum:	From the Issue Date to, but excluding, April 14, 2008: 4.75188%.

From April 14, 2008 to, but excluding, the Stated Maturity Date, the Notes will pay a floating rate as described below.

☒	Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☒ LIBOR Telerate (Reuters Screen LIBOR01 Page as the successor to LIBOR Telerate)
☐ LIBOR Reuters
☐ EURIBOR
		☐ Treasury Rate:	Constant Maturity ☐ Yes	☒ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Index Maturity:	From April 14, 2008 to, but excluding, January 14, 2009: 3-month LIBOR (Reuters Screen LIBOR01 Page)

From January 14, 2009 to, but excluding, the Stated Maturity Date: 2-month LIBOR (Reuters Screen LIBOR01 Page).

Spread:	From April 14, 2008 to, but excluding, the Stated Maturity Date: Plus 0.40% per annum.

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	On April 14, 2008, July 14, 2008, October 14, 2008, January 14, 2009 and the Stated Maturity Date.

Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period.

Interest Reset Dates:	Each Interest Payment Date

Business Day Convention:	Modified Following

Adjusted:	☒ Yes	☐ No

Calculation Agent:	Citibank, N.A.

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and integral multiples of $1,000

Form of Note:	☒ Book-entry only (global)	☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.  In addition, pursuant to the rules governing variable rate debt instruments, the Notes will be treated as issued with original issue discount (“OID”). For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences—Debt Securities—Original Issue Discount” in the Prospectus.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Subject to the terms of a Purchase Agreement between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), Lehman Brothers Holdings Inc. has agreed to sell to the Agents, and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Principal Amount
Agents	of the Notes
Lehman Brothers Inc.	$294,000,000
DZ Financial Markets LLC	3,000,000
Harris Nesbitt Corp.	3,000,000
Total	$300,000,000

Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.  The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.075% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.0375% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the FINRA.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.